

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Yue Zhu
Chief Executive Officer
Lianhe Sowell International Group Ltd
Shenzhen Integrated Circuit Design Application Industry Park
Unit 505-3
Chaguang Road No. 1089
Nanshan District, Shenzhen, China

> **Re: Lianhe Sowell International Group Ltd**
> **Registration Statement on Form F-1**
> **Filed May 10, 2024**
> **File No. 333-279303**

Dear Yue Zhu:

   We have reviewed your registration statement and have the following comments.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any reference to prior comments are to comments in our January 25, 2024 letter.

Form F-1 filed May 10, 2024

General

1.   We note the changes you made to your disclosure appearing on the cover page, Prospectus Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since your last submission on February 29, 2024 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the

enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Your revised disclosure in response to prior comment 3 that PRC laws and regulations can be "revised, adjusted or refined with detailed rules" does not appear to convey the same risk. Please revise your disclosure.

2. Please update your financial statements for the year ended March 31, 2024, or file an exhibit to the registration statement making the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instructions thereto.

Risk Factors

Our business may be exposed to risks associated with an increasingly concentrated customer base., page 22

3. We note your revised disclosure and response to prior comment 4. Please revise to disclose specifically when you entered into the long-term contract with Dongguan Kangzhihui Electronics Co. Ltd. (Dongguan) and identify the specific terms in this contract (e.g., whether this contract locks in pricing, requires minimum purchase orders, etc.). Tell us whether you intend to enter into similar long-term contracts with other customers, or otherwise explain why you entered into a long-term contract with this customer only. Finally, clarify whether all revenue generated by Dongguan, which you disclose was 23.4% for the six-months ended September 30, 2023, and 17.6% for the year-ended March 31, 2023, relates to this contract.

Risks Related to Doing Business in China, page 38

4. We note that you have removed references to China in this risk factor and removed the statement that "Intellectual Property rights and confidentiality protections in China may not be as effective as in the US." Please explain to us the basis for making these revisions.

Capitalization, page 62

5. Please revise to reflect both your capitalization and indebtedness for each scenario presented. Refer to guidance in Item 3.B of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

6. We note one of your growth strategies is to strengthen your marketing and sales network to serve an expanding customer base in China. Please tell us whether you track the number of customers and consider this to be a key performance indicator. We also note your discussion of long-term cooperative relationships. Tell us the number of repeat customers for each period presented and your consideration to disclose such information. Additionally, tell us whether management uses any other key performance indicators or metrics in evaluating your business and if so, revise to include both a qualitative and quantitative discussion of any such metrics. Refer SEC Release No. 33-10751.

Critical Accounting Policies and Estimates, page 75

7.   Your revised disclosures in response to prior comment 5 appear to be a repetition of certain of your significant accounting policies as disclosed in Note 2 to your financial statements. Please revise here to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Your expanded disclosure should address the risk related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur. Refer to Item 5.E of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Anna J. Wang